FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of July, 2006
                                  18 July, 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Sky Broadband Launch released on 18 July, 2006


                                                                    18 July 2006

                          BRITISH SKY BROADCASTING PLC

                        Free Broadband for Sky Customers
             Launch sets new standards in quality, ease and savings


Launching its new broadband internet access service, Sky Broadband, at an event for analysts and investors this morning the Company disclosed the following:

Operating and Financial outlook

- Pay-TV business on track to achieve 2010 targets

- Clear strategy to build a scale broadband customer base, targeting revenues from high growth opportunities in online advertising, search and content and increasing penetration of additional products

- Anticipated investment of GBP400 million of EBIT to be invested over the next three years

- Broadband expected to be earnings enhancing in the year to 30 June 2010 independent of any Pay-TV benefits

- Capital expenditure of approximately GBP250 million in first two years

- Targeting broadband ROCE of 15% for the year ended 2011 including initial cost of Easynet acquisition

- Progressive dividend policy to be maintained across investment phase


James Murdoch, Chief Executive said:

"Sky Broadband is a compelling product which rewards our 8 million customers with a quality service offering flexibility and great value. Sky is ideally equipped to enter the large and growing markets of broadband and telephony and by pushing the boundaries of the home entertainment market, we will help our customers realise the full potential from technological convergence. The business case is clear; we believe our investment will enhance top-line growth, be earnings enhancing from 2010 and with the benefits of scale, deliver increasingly attractive returns thereafter whilst offering substantial savings and compelling value to customers. This is a transformational new initiative for Sky."


Enquiries:

Analysts/Investors:
Andrew Griffith     Tel: 020 7705 3118
Robert Kingston     Tel: 020 7705 3726

E-mail: investor-relations@bskyb.com

Press:
Matthew Anderson    Tel: 020 7705 3267
Robert Fraser       Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com


BSkyB will announce further details on Sky Broadband at a presentation to UK analysts and Investors at 9:00 a.m. (BST) today at Vinopolis, Stoney Street, London SE1 9BU.

A conference call for US analysts and investors will be held at 10:00 a.m. (EST) today. Details of the call have been sent to US institutions and can be obtained from Rebecca Lohse at Taylor Rafferty on +1 212 889 4350.

A live webcast of the presentation, including Q&A and presentation materials will be available from 9:00 a.m. (BST) today on Sky's website, which may be found at www.sky.com/corporate.

Interviews with James Murdoch and Jeremy Darroch are available in video, audio, text, vodcast and podcast on www.sky.com/corporate and www.cantos.com.

Please note that BSkyB expects to announce its Preliminary Results via RNS at 7:00 a.m. (BST) on 28 July 2006. A conference call for UK and European analysts and investors will be held at 9:00 a.m. (BST) and a separate conference call for US analysts and investors will be held at 10:00 a.m. (EST) on the same date.


Highlights of Consumer Proposition

- Cutting bills for millions of Sky customers vs current broadband providers

- Free broadband with up to 2Mb download speed for Sky TV customers, whatever TV package they take

- Also offering a choice of other quality products for all needs with download speeds up to 16Mb

- First company to give a free wireless router to all customers

- First broadband provider to offer 12 months free McAfee Security to all customers

- First broadband provider to offer the option of professional home installation across all products for all customers

- Slashing phone bills - Sky Talk offers anytime UK landline calls for just GBP5 per month

- State-of-the-art network makes innovation and value possible

- Flexibility - no requirement to take additional telephone packages to enjoy Sky Broadband


Background

Sky today launched its new broadband internet access service, Sky Broadband, promising outstanding value, wireless access for all, full McAfee security, hassle-free installation and a flexible range of high quality products for Sky TV customers.

Sky has already changed the way more than 8 million homes - or nearly one in three families - watch television with innovations such as digital TV, interactive TV, Sky+, HDTV and movie downloads. Now its move into broadband will reward Sky TV customers and add to pressure on established internet providers by cutting some household bills by nearly GBP300 a year* whilst offering a range of state-of-the-art products and flexible services.

With three different broadband products, Sky Broadband Base, Mid and Max, the launch sets a new industry standard with no compromise on quality or value. The products range from a free service offering download speeds of up to 2Mb to an awesome connection of up to 16Mb for just GBP10 a month.

All three products are available to any Sky digital customer covered by Sky's expanding broadband network. They offer substantial savings for millions of Sky customers when compared to equivalent alternative products, with most customers able to save hundreds of pounds a year.

New customers can join Sky digital for as little as GBP15 per month
(minimum 12 months) and sign up for Sky Broadband at the same time. This means that many broadband users who don't yet have Sky TV could switch to Sky and start enjoying a great choice of entertainment while still saving money overall.

The launch of Sky Broadband has been made possible by Sky's state-of-the-art network, which already covers 28% of households including London, Birmingham, Manchester, Edinburgh and Glasgow. The network is rolling out fast across the UK and is expected to pass more homes than the entire cable industry by early next year, reaching 70% of all UK households by the end of 2007.

Sky Broadband Base is free to Sky digital customers covered by the Sky Broadband network. With downloads speeds of up to 2Mb and 2GB monthly usage, Base suits people who use the internet mainly to surf and email. Sky Broadband Mid costs only GBP5 a month, and offers download speeds of to up 8Mb and 40GB of usage. Mid is well suited for downloading, uploading, and sending photos. Sky Broadband Max costs only GBP10 a month and has enormous download speeds of up to 16Mb, unlimited*** downloads and free professional home installation. This top product is ideally suited to those frequently downloading video content such as movies or TV dramas or to online gaming enthusiasts who want ultimate online power at an amazing price.

Advance registration for Sky Broadband begins at noon today, with sales due to begin in early August. To check availability and register for Sky Broadband, customers can visit www.sky.com/broadband, where a simple to use registration website helps customers in our network areas to choose the product that suits their needs, and allows a quick and simple availability check. Availability check and registration is also available on television via Sky Active and by telephone on 08702 402900.

Sky digital customers who are not covered by Sky's broadband network can enjoy Sky Broadband Connect, which features all of the benefits of Sky Broadband Mid for a GBP17 monthly subscription. As the Sky network rolls out across the UK, newly covered Sky Connect customers will be offered the Base, Mid or Max products as their area gets connected.

Uniquely, all Sky Broadband products come with a free wireless router, the Sky Broadband Box, enabling different household members to simultaneously connect to the internet from a computer in any room in their home. For peace of mind, PC users can also get a year's free subscription to the UK's most popular household security product, McAfee Internet Security Suite, worth GBP49.98. Mac users will get 12 months free McAfee Virex worth GBP29.99.

For ease and convenience, Sky can professionally install Sky Broadband in customers' homes, a service that is available to all and provided free of charge with the Max product. For those who choose to install Sky Broadband themselves, a straight-forward, plug in and play installation CD and accompanying Set Up Guide will have most people up and running in less than 10 minutes**.

Customers can choose (name)@sky.com email addresses and will benefit from the exclusive Sky Broadband personalised portal, featuring a personal address book, search, photo management and access to Sky's new on-line entertainment services such as recommendations, Sky+ Remote Record and more than a thousand movies and sports clips.

Relaunched today, Sky Talk is a new telephony product for Sky customers that offers unlimited UK(1) landline to landline phone calls, day and night, weekdays and weekends, for only GBP5 a month (plus line rental). Sky Talk is available to all Sky digital customers and there is no requirement to sign up for Sky Broadband in order to take Sky Talk.

Sky will invest around GBP400m at the operating profit level over the next three years to develop its broadband business. The launch is being backed by a multi-million pound advertising and marketing campaign featuring the strapline 'uploads, downloads, save loads'. Launching today, the campaign includes TV, print, online and radio ads as well as special building wraps.



Appendix

Sky Broadband Packages

                                                 BASE          MID           MAX       Connect

Speed                                       Up to 2Mb    Up to 8Mb    Up to 16Mb     Up to 8Mb

Monthly Usage                                     2GB         40GB  Unlimited***          40GB

Monthly subscription                             Free         GBP5         GBP10         GBP17

Connection****                                  GBP40        GBP20          Free         GBP40

Wireless router                                  Free         Free          Free          Free

Full McAfee Security (12 Months)                 Free         Free          Free          Free

Professional home installation                  GBP50        GBP50          Free         GBP50

Sky Talk                                         GBP5         GBP5          GBP5          GBP5
(Monthly fee for unlimited
UK(1)landline calls. BT line
rental required)



Comparative savings on equivalent products over a year*****:


Get Base and save          Get Mid and save           Get Max and save

GBP139 v Orange Starter    GBP135 v Orange Plus       GBP191 v BT Total BB3
GBP143 v BT Total BB1      GBP171 v BT Total BB2      GBP215 v Orange Max
GBP157 v AOL Silver        GBP194 v AOL Gold          GBP299 v NTL 10Mb



* Pure broadband cost comparison: NTL 10Mb with unlimited downloads is GBP34.99 per month vs. Sky Broadband Max (up to 16 Mb, unlimited*** downloads) at GBP10 per month.
** 10 minute installation compares to 30-50 minutes for other services Sky has tested
*** Subject to Fair Usage Policy
**** BT collects GBP40 for every customer connected on Sky Broadband Connect, and an average of GBP36 for customers connected on Base, Mid and Max products. *****Savings apply to existing Sky TV customers choosing a standalone broadband product, and assume that the customer is not in the minimum term of a broadband contract.


Terms and Conditions
Sky Broadband: Minimum subscription to chosen Sky Broadband Product 12 months. You must be a UK active residential Sky TV subscriber throughout your Sky Broadband subscription. Availability and speeds subject to location, a compatible line, equipment and survey.
(1)Sky Talk: UK calls do not include calls to the Channel Islands, non-geographic and premium rate numbers. 'Unlimited'/'anytime' calls last up to an hour after which 0.8p per minute rates apply or you can hang up and redial as often as you like. Only available to Sky TV customers. Not available to BT Light Users or if outgoing calls are barred.
Information applies to UK residential customers. Further terms apply.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with regard to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband growth and bandwidth requirements, advertising growth, DTH subscriber growth and Multiroom and Sky+ penetration, revenue, earnings, profitability and margin growth, cash flow generation, return on capital employed, operating costs, marketing expenditure and customer management costs, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the UK and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Interim Report on form 6-K for the period ended 31 December 2005. Copies of the Annual Report on Form 20-F are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 18 July, 2006                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary